Exhibit 99.29

CONSENT OF EXPERT

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in Annual Report on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Maggie Layman
Name:	Maggie Layman, P. Geo.
March 28, 2024